Exhibit 99.6

Address to the 2012 Annual General Meeting

Michael Hammes, Chairman, James Hardie Industries SE

Hello and welcome to James Hardie Industries SE 2012 Annual General Meeting (AGM), our third AGM to be held in Dublin. I would, in particular, like to welcome those shareholders who are joining us either via the teleconference facility or online via the video webcast.

In the past year James Hardie has performed well financially and continues to be both operationally and financially strong.

The operating environment in the USA, while remaining challenging, has stabilised at slightly improved levels. Meanwhile our Asia Pacific businesses, particularly Australia, are operating in an environment that softened over the last financial year and has continued to soften this financial year.

Louis Gries, our Chief Executive Officer (CEO) will address the group financial results, the current operating environments and outlook in greater detail in his presentation.

I am pleased to report that on 10 February, 2012 the High Court of Australia delivered its decision in relation to a 1999 disputed amended tax assessment involving James Hardie’s wholly owned subsidiary, RCI Pty Ltd (or RCI), and the Australian Taxation Office. The matter was finalised in favour of RCI resulting in a refund of A$369.8 million to James Hardie in cash, and the recording of a favourable accounting adjustment of US$485 million in the final quarter of the year.

Subsequently, in March 2012 James Hardie announced that it would make an early contribution of A$132.3 million to the Asbestos Injuries Compensation Fund (or AICF). The early contribution was equivalent to 35% of the amount received from the ATO following the High Court’s decision. This was followed by a further A$45.2m in July of this year, being the balance of our contribution of A$177.5 million for calendar year 2012.

The early receipt of the contribution allowed the AICF to repay A$29.7 million borrowed from the NSW Government and greatly improved the AICF’s financial position.

Most importantly, the conclusion of James Hardie’s dispute with the ATO marks the resolution of the last major legacy issue for the company, following upon the resolution of the company’s domicile in mid-2010.

Now turning our attention to capital management, last year I told you that the board was pleased to announce the resumption of dividend payments and a more active approach to capital management including the establishment of a buy-back program. Following that announcement the company has announced and paid ordinary dividends of US 4 cents and US 38 cents.

The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. We hope to provide more detail on that with the release of results for the second quarter of the current financial year in November.

The company also announced a new share buy-back program to acquire up to 5% of its issued capital.

I would also like to take this opportunity to welcome Alison Littley to the Board. Alison stands for election at this AGM. Alison comes to James Hardie with substantial experience in multi-national manufacturing and supply chain operations and brings with her a strong leadership background.

In conclusion, under the leadership of CEO, Louis Gries, and the management team, the company has delivered another set of sound operating results, and the company is positioned to leverage its increased capabilities for the medium and longer term.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.